Exhibit 99.1

Goldcorp Reports First Quarter 2017 Results

(All Amounts in $US)

VANCOUVER, April 26, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported its first quarter 2017 results.

First Quarter Highlights

•	Net earnings for the first quarter were $170 million, or $0.20 per share, compared to net earnings of $80 million, or $0.10 per share, for the first quarter of 2016.
•	First quarter operating cash flows were $227 million and adjusted operating cash flows(1,2) were $269 million, of which $74 million was used to fund the growth pipeline, $65 million was used to repurchase a gold stream on the Company's NuevaUnión project and $15 million was used to pay dividends. Available liquidity at March 31, 2017 stood at $3.1 billion.
•	Gold production of 655,000 ounces at low all-in sustaining costs (1) ("AISC") of $800 per ounce, compared to 784,000 ounces at AISC of $836 per ounce for the first quarter of 2016. 2017 guidance reconfirmed for gold production of approximately 2.5 million ounces (+/- 5%) at AISC of approximately $850 per ounce (+/- 5%).
•	Portfolio optimization continues to drive increasing net asset value ("NAV") per share. The Company continued to upgrade its portfolio with the announcement of a 50/50 joint venture with Barrick in the Maricunga district in Chile, and the completion of approximately $500 million in divestitures of non-core assets. Targeted annual sustainable efficiencies of $250 million and advancing our robust project pipeline are on track to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC over the next five years.

"Strong first quarter results were driven by solid production and low all-in sustaining costs, with our $250 million annual sustainable efficiency program well advanced and already benefitting the bottom line," said David Garofalo, President and Chief Executive Officer.  "To deliver on the 20/20/20 growth plan we are maintaining a laser focus on execution, while simultaneously optimizing our asset portfolio and driving down costs.  In addition, we continue to enhance the strongest growth pipeline in the gold industry with the planned 60 million ounce joint venture in the Maricunga District in Chile, financed by the sale of non-core assets.  This transaction underlies our strategy of growing net asset value per share by delivering three to four million ounces of sustainable, annual gold production from six to eight core camps."

FINANCIAL AND OPERATING RESULTS

($ millions, except where indicated)	Three months ended March 31, 2017	Three months ended March 31, 2016
Gold production[1] (ounces)	655,000	784,000
Gold sales[1] (ounces)	646,000	799,000
Operating cash flows	$227	$59
Adjusted operating cash flows[1,2]	$269	$89
Net earnings	$170	$80
Net earnings (per share)	$0.20	$0.10
By-product cash costs[1,3] (per ounce)	$540	$557
AISC[1,3] (per ounce)	$800	$836

Net earnings and net earnings per share for the first quarter of 2017 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net income and net income per share):

($ millions, except where indicated)	Pre-tax	After-tax	$/share
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses	$ -	$(61)	$(0.07)
Reduction in the Company's obligation to fund its share of Alumbrera's reclamation costs	$(26)	$(26)	$(0.03)

Total cash costs on a by-product basis for the first quarter of 2017 were $540 per ounce, compared to $557 per ounce for the first quarter of 2016.  AISC for the first quarter of 2017 were $800 per ounce, compared to $836 per ounce in the first quarter of 2016.  The decrease in AISC was primarily due to the Company's focus on cost containment with lower corporate administration and sustaining capital costs, higher realized by-product prices at Peñasquito, partially offset by lower sales volumes.

As of March 31, 2017, the Company had total liquidity of approximately $3.1 billion, including $0.2 billion in cash, cash equivalents and short term investments and $2.9 billion available on its credit facility.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis ("MD&A") for a full review of its operations and projects. This can be accessed by clicking on this link: MDA_Financials.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Conference Call and Webcast

Date:	Thursday, April 27, 2017
Time:	10:00 a.m. (PST)
Dial-in:	1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay:	1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Replay end date:	May 28, 2017
Replay Passcode:	Conference ID#: 2296992

A live and archived webcast will also be available.

Footnotes
1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Pueblo Viejo, Alumbrera and NuevaUnión.

2.	Adjusted operating cash flows comprises Goldcorp's share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

	Three months ended March 31
($ millions)	2017	2016
Net cash provided by operating activities of continuing operations	$227	$59
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera and NuevaUnión	$42	$30
Goldcorp's share of adjusted operating cash flows	$269	$89

3.	"Cash costs: by product" per ounce and "AISC" per ounce are non-GAAP financial performance measures.

	Cash costs: by-product:

	Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

	In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

	The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

	AISC:

	AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore growth capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

	The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

	The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

	The following tables provide a reconciliation of total cash costs: by product to reported production costs:

Three months ended March 31, 2017
($ millions unless stated otherwise)

	Production Costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by-product per ounce (b), (c)
Peñasquito	$194	$(227)	$45	$12	138	$85
Cerro Negro	53	(12)	—	41	88	459
Red Lake	46	—	—	46	54	861
Éléonore	61	—	—	61	72	850
Porcupine	52	—	—	52	62	843
Musselwhite	40	—	—	40	56	713
Other mines	74	(24)	—	50	69	740
Corporate	—	—	—	—	—	—
Total before associates	$520	$(263)	$45	$302	539	$561
Pueblo Viejo	47	(5)	—	42	95	439
Other associate	29	(27)	3	5	12	415
TOTAL	$596	$(295)	$48	$349	646	$540

Three months ended March 31, 2016
($ millions unless stated otherwise)

	Production Costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by-product per ounce (b), (c)
Peñasquito	$172	$(142)	$31	$61	122	$513
Cerro Negro	68	(19)	—	49	128	381
Red Lake	46	—	—	46	84	546
Éléonore	56	—	—	56	70	804
Porcupine	47	—	—	47	75	624
Musselwhite	30	—	—	30	67	447
Other mines	108	(23)	—	85	112	752
Corporate	1	—	—	1	—	—
Total before associates	$528	$(184)	$31	$375	658	$596
Pueblo Viejo	45	(5)	—	40	112	359
Other associate	66	(41)	6	31	29	1,036
TOTAL	$639	$(230)	$37	$446	799	$557

(a)	$23 million in royalties are included in production costs for the three months ended March 31, 2017 (three months ended March 31, 2016– $17 million).

(b)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(c)	If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months ended March 31, 2017 would have been $701 per ounce of gold (three months ended March 31, 2016 – $604).

As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to total cash costs: by product:

Three months ended March 31, 2017
($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(a)
Peñasquito	$12	$-	$1	$1	$40	$54	138	$391
Cerro Negro	41	-	1	2	14	58	88	651
Red Lake	46	-	1	-	14	61	54	1,149
Éléonore	61	-	1	-	14	76	72	1,057
Porcupine	52	-	-	3	7	62	62	1,011
Musselwhite	40	-	2	-	7	49	56	871
Other mines	50	-	1	2	2	55	69	800
Corporate	—	36	-	-	6	42	-	66
Total before associates	$302	$36	$7	$8	$104	$457	539	$849
Pueblo Viejo	42	-	-	-	9	51	95	541
Other associate	5	-	-	3	-	8	12	623
TOTAL	$349	$36	$7	$11	$113	$516	646	$800

Three months ended March 31, 2016
($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(a)
Peñasquito	$61	$-	$1	$2	$57	$121	122	$1,004
Cerro Negro	49	-	-	2	14	65	128	503
Red Lake	46	-	3	1	21	71	84	842
Éléonore	56	-	-	-	11	67	70	965
Porcupine	47	-	-	3	12	62	75	837
Musselwhite	30	-	2	-	5	37	67	553
Other mines	85	-	2	4	7	98	112	876
Corporate	1	57	2	-	4	64	-	80
Total before associates	$375	$57	$10	$12	$131	$585	658	$891
Pueblo Viejo	40	-	-	1	9	50	112	443
Other associate	31	-	-	2	-	33	29	1,115
TOTAL	$446	$57	$10	$15	$140	$668	799	$836

(a)	AISC may not calculate based on amounts presented in these tables due to rounding.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the benefits of the purchase of a 50% interest in the Cerro Casale project (the "Cerro Casale Transaction") and the acquisition of Exeter Resource Corporation (the 'Caspiche Transaction"), the development of the Caspiche project, the development of the Cerro Casale project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Caspiche Transaction and the Cerro Casale Transaction, Goldcorp has provided them in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the acceptance by the shareholders of Exeter Resource Corporation ("Exeter") of the tender offer from Goldcorp; the ability of the parties to receive, in a timely manner, the necessary regulatory and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Caspiche Transaction and the Cerro Casale Transaction.  Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Caspiche Transaction or the Cerro Casale Transaction may not close when planned or at all or on the terms and conditions set forth in the Caspiche Transaction Agreement and Cerro Casale Transaction Agreements, respectively; the failure to meet the minimum tender conditions under the offer made to shareholders of Exeter; the failure to obtain the necessary regulatory and other third party approvals required in order to proceed with the Caspiche Transaction or the Cerro Casale Transaction; the benefits expected from the Caspiche Transaction or the Cerro Casale Transaction not being realized; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c8958.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:15e 26-APR-17